Putnam High Income Securities Fund, as of February 28, 2009, semiannual shareholder report


74P

On September 26, 2008, the fund entered into an Agreement with another registered investment company
(the Seller) managed by Putnam Management. Under the Agreement, the Seller sold to the fund the right to receive, in the aggregate, $10,185 in net payments from Lehman Brothers Special Financing, Inc. in connection with certain terminated derivatives transactions (the
Receivable), in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable. The
Receivable will be offset against the funds net payable to Lehman Brothers Special Financing, Inc. and is included in the Statement of assets and liabilities within Payable for closed swap contracts. Future payments under the Agreement are valued at fair value following procedures approved by the Trustees and are included in the Statement of assets and liabilities. All remaining payments under the Agreement will be recorded as realized gain or loss.

Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.